Exhibit 99.1

Radiopharm Theranostics completes A$35 million Placement and launches a A$5 million Share Purchase Plan

●	RAD has received firm commitments for a A$35 million capital raising via an institutional private placement to new Australian and international institutional and sophisticated investors at A$0.03 per ordinary share

●	Lantheus continues support as strategic investor with A$7.6 million investment in the placement, increasing its shareholding to 14.5%

●	Share Purchase Plan for existing eligible shareholders in Australia and New Zealand to raise a further A$5 million (approx.) at A$0.03 per share

●	Participants in the Placement and the Share Purchase Plan will receive one (1) free attaching option for every one (1) new share subscribed for under the offer, with an exercise price of A$0.039 and expiration of 31 October 2027

●	The proceeds of the capital raising will primarily be used to fund drug manufacturing, clinical trials and working capital, extending the funding runway into 2027 and past a number of key milestones

Sydney, Australia – Monday, 20 October 2025 – Radiopharm Theranostics Limited (ASX:RAD; Nasdaq:RADX), a developer of a world-class platform of radiopharmaceutical products for both diagnostic and therapeutic uses, is pleased to announce it has received firm commitments from international and Australian institutional and industry investors (Placement Subscribers), including Lantheus Holdings, Inc. (Lantheus), to raise approximately A$35.0 million (before costs) by way of a private placement (Placement) of 1,167 million new fully paid ordinary shares (approx.) (Placement Shares) in the Company at a price of A$0.03 per share (Placement Price).

Under the Placement, Placement Subscribers are anticipated to receive one (1) free attaching option for every one (1) Placement Share subscribed for under the Placement (Attaching Options). The Attaching Options will have an exercise price of A$0.039 per option with an expiration of 31 October 2027 and will be subject to shareholder approval. It is intended that the Attaching Options will be quoted on the ASX. The full details of the rights and liabilities attaching to the Attaching Options are annexed to this announcement.

The Placement is being followed by a Share Purchase Plan (SPP), to raise up to A$5 million, for existing eligible shareholders with registered addresses in Australia or New Zealand (Eligible Shareholders), with applications up to a maximum of A$30,000. The SPP will be made to Eligible Shareholders on the same terms as the Placement and the Attaching Options issued under the SPP will be subject to shareholder approval.

The funds raised from the Placement and SPP (together, the Offer), together with the company’s existing cash balance1 will be used for:

●	Drug Manufacturing – A$6m;

●	Clinical Trials – A$34m; and

●	Administration, working capital, corporate costs and offer costs – A$19m

[1]	Existing cash balance A$19 million as at September 30, 2025 (unaudited)

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Riccardo Cannevari, Chief Executive Officer & Managing Director, said “We are very pleased to have successfully completed this A$35 million placement, which strengthens our financial position and provides funding to advance our six clinical programs through a number of important upcoming milestones. We are particularly grateful for the continued support of Lantheus, whose ongoing strategic investment represents a strong endorsement of Radiopharm’s strategy, technology, and potential to make a meaningful impact in the field of radiopharmaceuticals.”

Placement details

RAD has received firm commitments from institutional and sophisticated investors for a A$35 million Placement of approximately 1,167 million Placement Shares in the Company to Placement Subscribers for the Placement Price. The Placement Price represents a discount of:

●	18.9% to the last close of A$0.037 on 15 October 2025; and

●	17.6% to the 5-day VWAP of A$0.036 up to and including 15 October 2025.

●	11.8% to the 15-day VWAP of A$0.034 up to and including 15 October 2025.

Lantheus continues support as strategic investor with A$7.6 million (US$5.0 million) investment in the Placement.

A$12.5 million (~415.7 million Placement Shares) will be issued on Friday, 24 October 2025 (Tranche 1 Placement), using RAD’s existing placement capacity with ~326.6 million Placement Shares to be issued under Listing Rule 7.1 and ~89.1 million Placement Shares to be issued Listing Rule 7.1A. The remaining A$22.5 million (~751.0 million Placement Shares) will be issued subject to shareholder approval at an upcoming Extraordinary General Meeting (EGM) (Tranche 2 Placement).

Subject to shareholder approval at an upcoming EGM, Placement Subscribers will also receive one (1) Attaching Option for every one (1) Placement Share issued, with an exercise price of A$0.039 and an expiry date of 31 October 2027, a total of ~1,167 million Attaching Options.

The Placement Shares to be issued will rank equally with existing RAD fully paid ordinary shares.

An EGM to approve the Tranche 2 Placement and the Attaching Options is anticipated to be held in early December 2025.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Paul Hopper
Executive Chairman
E: paulhopper@lifescienceportfolio.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/

Not an offer of securities

This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions registered under the US Securities Act or in transactions exempt from, or not subject to, the registration requirements of the US Securities Act and applicable US state securities laws.

Forward-looking statements

This announcement contains certain ‘forward-looking statements’ within the meaning of the securities laws of applicable jurisdictions. Forward-looking statements can generally be identified by the use of forward-looking words such as ‘may,’ ’should,’ ‘expect,’ ‘anticipate,’ ‘estimate,’ ’scheduled’ or ‘continue’ or the negative version of them or comparable terminology. Any forecasts or other forward-looking statements contained in this announcement are subject to known and unknown risks and uncertainties and may involve significant elements of subjective judgment and assumptions as to future events which may or may not be correct. There are usually differences between forecast and actual results because events and actual circumstances frequently do not occur as forecast and these differences may be material. Radiopharm does not give any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur and you are cautioned not to place undue reliance on forward-looking statements.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

Attaching Options terms

Eligibility	Attaching Options to be issued to Placement Subscribers and Eligible Shareholders who take up Placement Shares and SPP Shares (New Shares) under the Offer.
Grant of Attaching Options	To be issued on the basis of one (1) Attaching Option for every one (1) New Share issued to Placement Subscribers and Eligible Shareholders under the Offer, as the case may be.
Quotation of Attaching Options	The Company will apply to ASX for official quotation of any of the Attaching Options. If quotation is not approved, the Options will be issued without quotation (unlisted options).
Exercise of Attaching Options

Each Attaching Option is exercisable immediately on issue. The Attaching Options may be exercised at any time before their expiry date, wholly or in part, by delivering a duly completed form of notice of exercise together with a cheque for the exercise price. RAD will issue one new share for each Attaching Option exercised.

Holders of Attaching Options may only exercise a minimum of A$500 of Attaching Options on any particular occasion, unless the Holder has, in total, less than A$500 of Attaching Options, in which case they must exercise all their Attaching Options at the same time.

The exercise of each Attaching Option is subject to compliance with the Corporations Act 2001 (Cth) (Corporations Act) (in particular, the requirements of Chapter 6 of the Corporations Act).

Terms of Shares issued	Any Shares issued as a result of exercising an option will be issued on the same terms and rank in all respects on equal terms, with Existing Shares.
Transfer and security interests

Placement Subscribers and Eligible Shareholders may only:

(a) create a security interest in; or

(b) transfer, assign, dispose or otherwise deal with,

Attaching Options, or any interest in Attaching Options, with the prior written consent of the Board.

Quotation of Shares issued	Application for official quotation of Shares allotted and issued as a result of the exercise of the Attaching Options will be made within three Business Days from the date of issue of the Shares.
Expiration of Attaching Options	Each Attaching Option will have an expiration date that is the 31 October 2027.
Issue price of Attaching Options	No issue price is payable for the Attaching Options as they are issued together with any application by a Placement Subscriber or an Eligible Shareholder for New Shares.
Exercise price of Attaching Options	A$0.039 upon exercise to acquire each Share.
Option register	Attaching Options will be registered in the name of a Shareholder in an option register maintained by the Share Registry. The Share Registry will issue holding statements that evidence the number of Attaching Options held by the Placement Subscriber or Eligible Shareholder. No option certificates will be issued.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT
20 October 2025

Reconstruction of capital	If there is a reconstruction (including consolidation, sub-division, reduction or return) of the issued capital of RAD:
(a)	the number of Attaching Options or the exercise price of the Attaching Options or both will be adjusted as specified in Listing Rule 7.22 as it applies at the time of the reorganisation; and

(b)	in all other respects the terms for the exercise of the Attaching Options will remain unchanged.
Adjustment where pro rata issue of Shares, bonus shares or stock dividends

If there is a pro rata issue of Shares, the exercise price of the Attaching Options will be adjusted as specified in Listing Rule 6.22.2. If there is a bonus or cash issue of Shares, the number of Shares issued upon exercise of the Attaching Options will be adjusted as specified in Listing Rule 6.22.3.

There will be no adjustment to the terms of the Attaching Options if there is a pro rata issue of shares.

New issues of Shares	The Attaching Options do not confer a right to participate in new issues of Shares unless the Attaching Options have been exercised on or before the record date for determining entitlements to the issue.
Notice of adjustments	RAD will give written notice to the Attaching Option holder of any adjustment of the exercise price of the Attaching Options and any increase or decrease in the number of Attaching Options.
Dividend rights	While they remain unexercised, the Attaching Options will not give a holder an entitlement to receive any dividends declared and paid by RAD for Shares.
Applicable law	Each Attaching Option is issued subject to: (a) the Corporations Act; (b) the Listing Rules; and (c) the Company’s constitution.
US securities law restriction	The Attaching Options may not be exercised by or on behalf of a person in the United States unless the Attaching Options and the underlying shares have been registered under the US Securities Act of 1933 and applicable US state securities laws, or exemptions from such registration requirements are available.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

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